Exhibit 99.4

20	04

Notice of meeting

Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto plc, please hand this document, the accompanying 2003 Annual report and financial statements or 2003 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 11.00 am on Wednesday, 7 April 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Letter from the chairman

Rio Tinto plc
(Registered in England, No: 719885)

Registered Office:
6 St James’s Square
London, SW1Y 4LD

5 March 2004

Dear shareholder
I have pleasure in sending to you your copy of the 2003 Annual review, or for those of you who have requested it, a copy of the 2003 Annual report and financial statements. This latter document is, of course, available to all shareholders on request and may also be viewed and downloaded from the Company’s website, www.riotinto.com
     The annual general meeting will be held at 11.00 am on Wednesday, 7 April 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1. If you are unable to attend, please complete and return the enclosed proxy form in the envelope provided. Alternatively, a proxy form may be submitted via the internet, or if you are a user of the CREST system (including a CREST personal member), by having the appropriate CREST message transmitted electronically. If you wish to make use of one of these alternative services please see the proxy form for details. Submitting a proxy form will ensure your vote is recorded, but will not prevent you from attending and voting at the meeting itself.
     The formal notice of meeting and the resolutions to be proposed are set out on pages 2 and 3. On pages 4 and 5 you will find explanatory notes to these resolutions. These include, as an item of special business, the introduction of two new long term incentive plans, namely the Mining Companies Comparative Plan 2004 and the Rio Tinto Share Option Plan 2004, to replace the existing Plans. The effect of these proposed Plans will not materially change the expected value of awards to executive directors of the Company. Further details can be found in the 2003 Annual review, the 2003 Annual report and financial statements and also in the appendix on pages 4 to 8.
     Of the resolutions proposed at this year’s meeting, agenda items 1, 2 and 3 will be put to Rio Tinto plc shareholders only and all of the other resolutions will be dealt with under the joint electoral procedure.

Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions set out in the notice of meeting as they intend to do in respect of their own beneficial holdings (save that executive directors are not able to vote in respect of item 4).
     The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the shareholder information sections of the 2003 Annual review and 2003 Annual report and financial statements.
     This year the parallel Rio Tinto Limited meeting will take place on 22 April 2004. The result of the vote at the Rio Tinto plc meeting on joint decision matters will be determined when the relevant polls are closed at the Rio Tinto Limited meeting. The results of the voting will be announced to the press and relevant stock exchanges, posted on our website, and will also be advertised in the Financial Times.
     Finally, I would like to mention that a corporate nominee facility for private shareholders was established during 2003. This facility enables shareholders to hold shares in electronic rather than paper form. The benefits of this facility are explained in a leaflet, which is available from our registrar, Computershare Investor Services PLC, the administrator of the service. Contact details are given in the shareholder information sections of the 2003 Annual review and 2003 Annual report and financial statements.

Yours sincerely

Paul Skinner Chairman

Rio Tinto 2004 Notice of annual general meeting   1

2004 Notice of meeting

Notice is hereby given that the forty second annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Wednesday, 7 April 2004 at 11.00 am for the following purposes:

Special business
1	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that the authority and power conferred on the directors in relation to their general authority to allot shares by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2005 or on 6 April 2005, whichever is the later, and for such period the Section 80 Amount shall be £34.47 million.

2	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that the authority and power conferred on the directors in relation to rights issues and in relation to the Section 89 Amount by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2005 or on 6 April 2005, whichever is the later, and for such period the Section 89 Amount shall be £6.89 million

3	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

(a) that Rio Tinto plc, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by Rio Tinto plc (“Rio Tinto plc Shares”), such purchases to be made, in the case of Rio Tinto plc, by way of market purchase (within the meaning of Section 163 of the Companies Act 1985) provided that this authority shall be limited

(i) so as to expire on 6 October 2005;

(ii) so that the number of Rio Tinto plc Shares which may be purchased pursuant to this authority shall not exceed 106.7 million Rio Tinto plc Shares (representing approximately ten per cent of the issued ordinary share capital of the Company as at 6 February 2004);

(iii) so that the maximum price payable for each such Rio Tinto plc Share shall be not more than five per cent above the average of the middle market quotations for Rio Tinto plc Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and

(iv) so that the minimum price payable for each such Rio Tinto plc Share shall be 10p;

(b) that Rio Tinto plc be and is hereby authorised to purchase off-market from Rio Tinto Limited and any of its subsidiaries any Rio Tinto plc Shares acquired under the authority set out under (a) above on the terms set out in the proposed agreement between Rio Tinto plc and Rio Tinto Limited (a draft of which has been produced to the meeting and is for the purpose of identification marked ‘A’ and initialled by the Chairman), such authorisation to expire on 6 October 2005 and such proposed agreement be hereby approved for the purpose of Section 165 of the Companies Act 1985.

4	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that the Mining Companies Comparative Plan 2004 and the Rio Tinto Share Option Plan 2004, both described in the appendix to the notice of meeting (copies of the relevant rules of which are produced to the meeting and are for the purpose of identification marked ‘B’ and initialled by the Chairman) be and are hereby approved, subject to such modifications as the directors may consider necessary or desirable to take account of the requirements of London Stock Exchange Limited, Australian Stock Exchange Limited or prevailing practice, and that the directors be and are hereby authorised to adopt and carry the same into effect.

Ordinary business
5	To elect Sir John Kerr as a director.

6	To re-elect Leigh Clifford as a director.

7	To re-elect Guy Elliott as a director.

8	To re-elect Sir Richard Sykes as a director.

9	To re-elect Sir Richard Giordano, who will attain the age of 70 years on 24 March 2004, as a director, special notice having been given to the Company.

10	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit Committee to determine the auditors’ remuneration.

11	To approve the Remuneration report as set out in the 2003 Annual review and the 2003 Annual report and financial statements.

12	To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2003.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy, together with any power of attorney under which it is signed, should reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 3FA not less than 48 hours before the time appointed for holding the meeting.

By order of the Board

Anette Lawless Secretary 6 St James’s Square London, SW1Y 4LD 5 March 2004

2   Rio Tinto 2004 Notice of annual general meeting

Notes
1	Pursuant to regulation 41 of theUncertificated Securities Regulations 2001, Rio Tinto plc specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on 6 April 2004 shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 6 April 2004 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

2	A proxy may not speak at the meeting except with the permission of the chairman of the meeting. For instructions on how to vote by proxy, please see the enclosed proxy form.

3	The following documents may be inspected at the registered office of Rio Tinto plc and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, during normal business hours on any business day from the date of this notice until the close of the Rio Tinto Limited annual general meeting on 22 April 2004, and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting:

(a) a copy of the proposed Agreement between Rio Tinto plc and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by Rio Tinto plc; and

(b) a copy of the proposed rules for the Mining Companies Comparative Plan 2004 and for the Rio Tinto Share Option Plan 2004.

4	Copies of directors’ service contracts with a Rio Tinto Group company are available for inspection at the Company’s registered office during normal business hours on any business day and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

5	Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.

6	To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy card.

7	Shareholders should note that the doors to the AGM will be open from 10.15 am.

Rio Tinto 2004 Notice of annual general meeting   3

Appendix

Explanatory notes on the resolutions to be proposed at the 2004 annual general meeting.

Resolution 1 – General authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot unissued shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. The authority, if approved, would allow the directors to allot such unissued shares and other ‘relevant securities’ up to a nominal value of £34.47 million (the ‘Section 80 Amount’), which is in accordance with corporate governance best practice recommendations and equivalent to approximately 32 per cent of the total issued ordinary share capital of Rio Tinto plc as at 6 February 2004. There are no present intentions to allot unissued shares other than in connection with employee share and incentive plans. The directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise.

Resolution 2 – Disapplication of pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. This is known as shareholders’ pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the directors’ authority to allot shares for cash up to a nominal value of £6.89 million (the ‘Section 89 Amount’), equivalent to five per cent of the combined issued capital of Rio Tinto plc and Rio Tinto Limited as at 6 February 2004, excluding the shares held by Rio Tinto plc in Rio Tinto Limited, without the shares first being offered to existing shareholders. The resolution also confers authority to allot shares (and other equity securities) in connection with a rights issue (as defined in the Company’s articles of association).

Resolution 3 – Share purchase approval of Rio Tinto plc shares
This resolution seeks authority in relation to the purchase of up to 106.7 million of

Rio Tinto plc’s ordinary shares by Rio Tinto plc itself, by Rio Tinto Limited or by any subsidiary of Rio Tinto Limited, representing approximately ten per cent of its issued ordinary share capital as at 6 February 2004, the last practicable date prior to the publication of this Notice. It renews the authority in relation to such purchases which was granted at the 2003 annual general meeting and which expires on 16 October 2004.
     Up to 6 February 2004 there had been no such purchases of shares under the authority granted at the 2003 annual general meeting. However, there may be circumstances when a share purchase by Rio Tinto plc, Rio Tinto Limited or any of its subsidiaries would be in the best interests of the shareholders and so the Company is seeking to renew the authority. The directors will exercise this authority only after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the Company. The directors will only purchase such shares after taking into account the effects on earnings per share and the benefit for shareholders.
     The maximum price to be paid for the purchase of Rio Tinto plc’s ordinary shares (exclusive of expenses) would be an amount not more than five per cent above the average of the middle market quotations for its ordinary shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding each purchase. The minimum price payable (exclusive of expenses) per ordinary share will be the nominal value of 10p.
     Shareholders should note that, following the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, any ordinary shares purchased by the Company under the authority granted by this resolution may be held by the Company as treasury shares or dealt with by the Company in accordance with the Companies Act 1985 (which might involve the sale of such shares for cash, the transfer of such shares to an employees’ share plan or their cancellation). Whenever any shares are held as treasury shares, all dividend and voting rights on these shares will be suspended. As at 6 February 2004, no treasury shares were held by the Company.
     In order to permit Rio Tinto plc to repurchase off-market any of its ordinary shares that might have been purchased by Rio Tinto Limited or any of its subsidiaries, the Companies Act 1985 requires the agreement or proposed agreement for such repurchases to be approved in advance by special resolution. The proposed agreement between Rio Tinto plc and Rio Tinto Limited provides for the off-market repurchase of Rio Tinto plc’s ordinary shares for a consideration in cash at a price determined therein. It is of no economic significance to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or loss on such transactions involving Rio Tinto plc’s ordinary shares as they have no effect on the Group’s overall resources. Shareholders will be aware that the equalisation principles set out in the Sharing Agreement mean that the effect of share purchases on entitlements to capital and income will be the same for all continuing shareholders regardless of which Company’s shares are purchased or which Company acts as the purchaser. Rio Tinto Limited will also seek to renew its existing shareholders’ authority to buy back shares at its 2004 annual general meeting.
     By way of illustration the purchase of one per cent of the ordinary shares in both Rio Tinto plc and Rio Tinto Limited at the share prices prevailing as at 6 February 2004 would increase net debt and reduce shareholders’ funds by about US$358 million and, on the basis of the Group’s 2003 financial statements, would increase the ratio of net debt to total capital by 2.2 per cent.
     The total number of options to subscribe for shares outstanding at 6 February 2004 was 9.1 million, which represents 0.85 per cent of the issued ordinary share capital at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then the number of options to subscribe for shares outstanding at 6 February 2004 would represent 0.95 per cent of the issued ordinary share capital.

Resolution 4 – The Mining Companies Comparative Plan 2004 (“MCCP”) and the Rio Tinto Share Option Plan 2004 (“SOP”) (the “Plans”)
Shareholders are asked to approve the adoption of two long term incentive plans for directors and senior group executives. These plans are very similar to the Company’s existing plans, which were introduced in 1998, but incorporate certain changes following a review of the remuneration structure of the Group by the Remuneration committee (the “committee”). During this

4   Rio Tinto 2004 Notice of annual general meeting

review the committee was advised by Kepler Associates, an independent remuneration consultant.
     As indicated in the chairman’s letter and in the Remuneration report to shareholders on pages 62 to 69 of the 2003 Annual report and financial statements and on pages 37 to 44 of the 2003 Annual review the new plans will replace the existing MCCP and SOP. The committee has also made minor changes to the existing Short Term Incentive Plan (“STIP”), although shareholder approval for this is not required and these changes do not vary the expected value of this plan. Details of the STIP can be found on pages 62 and 63 of the 2003 Annual report and financial statements and on pages 37 and 38 of the 2003 Annual review.
     The proposed new long-term incentive plans will maintain the expected value of total remuneration for executive directors and product group chief executives at approximately their current levels. The committee will continue to be responsible for the operation of all three plans. A summary of the main terms of the two new plans for which the Company is seeking shareholder approval, and the ways in which they differ from the existing plans, together with a description of the performance conditions which are intended to apply to the first grants is given on pages 6 to 8. The summary should not be taken as affecting the interpretation of the rules of the Plans.
     It should be noted that this resolution, if approved, will authorise the adoption of the two Plans by the Company and the adoption of substantially identical Plans by Rio Tinto Limited. References in this document to the MCCP and the SOP are, unless the context otherwise requires, to those Plans in both their UK and Australian forms.
     The summaries focus on the Plans as they would apply to Rio Tinto plc and Rio Tinto plc ordinary shares.

Resolutions 5 to 9 – Appointment of directors
Sir John Kerr has been appointed a director of the Company since the last annual general meeting, and in accordance with the articles of association, retires and offers himself for election.
     Leigh Clifford, Guy Elliott, and Sir Richard Sykes are the directors to retire by rotation this year and being eligible, offer themselves for re-election. Lord Tugendhat also retires by rotation, but will not be offering himself for re-election.

     In accordance with Section 293 of the Companies Act 1985, Sir Richard Giordano retires on attaining the age of 70 since the 2003 annual general meeting and offers himself for re-election. Special notice has been given to the Company of the intention to propose this resolution.
     Brief biographical details of each of the directors standing for election and re-election are given below:

Sir John Kerr was appointed a director of Rio Tinto in October 2003. He was a member of the UK Diplomatic Service for 36 years, and its head from 1997 to 2002. During his career he was seconded to the UK Treasury where he was Principal Private Secretary to two Chancellors of the Exchequer. His service abroad included spells as Ambassador to the European Union (from 1990 to 1995), and to the US (from 1995 to 1997). On retiring as Permanent Under Secretary at the Foreign and Commonwealth Office he became Secretary General of the European Convention, which prepared the new draft EU Constitutional Treaty. He is also a director of The “Shell” Transport and Trading Company plc and Scottish American Investment Trust plc. Sir John is 62.

Leigh Clifford became chief executive in April 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the coal and metalliferous operations of the Group since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. He is also a director of Freeport-McMoRan Copper & Gold Inc. Mr Clifford is 56.

Guy Elliott became a director of Rio Tinto in 2002 and is currently Finance director. He joined Rio Tinto in 1980 after gaining an MBA from INSEAD. He has subsequently held a variety of marketing, planning and development positions, most recently as Head of Business Evaluation. From 1996 to 1999 he was President of Rio Tinto Brasil. Mr Elliott is 48.

Sir Richard Sykes was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is

Rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. Sir Richard is 61.

Sir Richard Giordano is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee and a member of the Nominations committee and Committee on social and environmental accountability. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. Although Sir Richard is standing for re-election for a further term of office, his intention is to retire after the annual general meeting in 2005. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. He was chairman of BG Group plc until his retirement in 2003. He is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. Sir Richard will attain the age of 70 on 24 March 2004.

Resolution 10 – Re-appointment and remuneration of the auditors’
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and corporate governance best practice, shareholders are also asked to authorise the Audit Committee to fix the auditors’ remuneration.

Resolution 11 – Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 62 to 69. of the 2003 Annual report and financial statementsand on pages 37 to 44 of the 2003 Annual review. The report can also be found on the Rio Tinto website.

Resolution 12 – To receive the 2003 Annual report and financial statements
The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.

Rio Tinto 2004 Notice of annual general meeting   5

Summary of the Mining Companies Comparative Plan 2004 (“MCCP”)

1	Eligibility – all senior employees of the Company and its subsidiaries, including executive directors, are eligible to participate in the MCCP. Participants will be selected by theRemuneration committee (the “committee”) taking into account local competitive conditions.

2	Conditional award – awards made to participants will be conditional on the satisfaction of one or more performance condition set by the committee (the “Performance Condition”). The Performance Condition which is to apply to the first awards is described in paragraph 12 below, and the committee intends that the Performance Conditions which will apply to future awards will be no less challenging. The value of conditional awards (excluding the dividend payment described in paragraph 4 below) made to any participant in any year may not exceed 200 per cent of basic salary based on the average Rio Tinto share price over the previous calendar year (as opposed to 70 per cent under the existing plan), and will not be pensionable.

3	Determination of awards – at the end of the period to which the Performance Condition relates, (“the Performance Period”) the extent to which it has been satisfied will be determined and, subject to the approval of the committee, awards will be made in the form of shares in the Company. The committee retains discretion in satisfying itself that the Total Shareholder Return (“TSR”) performance (described in paragraph 12 below) is a genuine reflection of underlying financial performance. It may withhold all or any part of an award if it considers that the performance of the participant or the Company is inadequate.

4	Release of shares – shares will be released on satisfaction of the Performance Condition. Directors and product group chief executives are expected to retain such released shares (net after payment of tax) until such time as they have built up a shareholding equivalent to a minimum shareholding threshold, to be determined by the committee, currently equal to two times annual basic salary. A cash payment equivalent to the dividends that would have accrued over the Performance Period on the number of shares released will also be made to participants who are executive directors of the Company or product group chief executives. This payment was not a feature of the existing plan.
5	Leaving the Group before awards – special provisions apply to participants, who leave the Group before awards have been made:
• If a participant dies before the end of a Performance Period, his outstanding awards will promptly be received by his personal representatives, subject to pro-rata reduction if held for less than one year at date of death, and calculated on the basis that performance has been achieved at the median level, or if higher, at the level which would be achieved if the performance period ended on the date of death.
• If a participant leaves the Group in certain specified circumstances, for example due to ill health, retirement, or redundancy, or if the company or business for which he works ceases to be part of the Group, he will receive his outstanding awards subject to the satisfaction of the Performance Condition. Conditional awards held for less than 12 months at the date of termination are reduced pro rata.
• If the participant leaves the Group in other circumstances, outstanding awards will lapse unless the committee decides otherwise.

6	Takeover – in the event of a takeover of the Company during a Performance Period the Performance Period will be deemed to end on the date of the change of control and participants will receive the number of shares which reflects the degree to which the Performance Condition has been satisfied. If the takeover becomes unconditional during the first 12 months of a Performance Period, only a proportion of the award will be made. Alternatively awards may be exchanged for equivalent awards over shares in the acquiring company (with that company’s agreement).

7	Variation of share capital – in the event of a variation of the share capital of the Company, the committee has discretion to make such adjustments as are necessary to ensure that participants are not disadvantaged. The committee may also amend a Performance Condition if other events occur which would make the amended Performance Condition a fairer measure of performance.

8	Amendment – the committee has wide discretion in the operation of the MCCP including the power to amend the rules, except that prior shareholder approval is required in respect of the UK form of the plan, for any such amendment relating to the basic structure of the MCCP and in particular the limits on the number of shares which may be issued under it. Changes may be made to the Australian form of the MCCP by the committee subject to compliance with any requirements imposed by the Corporations Act or the Australian Stock Exchange Listing Rules.

The net effect of any amendment to the rules must not prejudice the rights and entitlements of participants subsisting prior to the making of the amendment.

9	Termination – the committee may in its discretion terminate the MCCP at any time, and the MCCP will terminate on the tenth anniversary of its adoption, without prejudice to conditional awards already made.

10	Costs – the cost of introducing and administering the MCCP will be borne by the Company.

11	The Trust – the MCCP as it applies to Rio Tinto plc may operate in conjunction with a discretionary trust for the benefit of all employees to acquire shares in the Company to enable awards to be made, using funds provided by the Company, or any appropriate Group company. The shares may be acquired by purchase in the market or by subscription at a price not less than par value. Treasury shares may also be issued. If shares are issued, the number of shares must not exceed the following percentages of the Company’s issued ordinary share capital:

• when aggregated with shares issued under any other employees’ share scheme operated by the Company, ten per cent in the previous ten years.
• when aggregated with shares issued under executive schemes, five per cent in the previous ten years.

Shares issued will rank pari passu with existing shares on the date of allotment, and application will be made for them to be admitted to the Official List of the London Stock Exchange.

Shares awarded under the MCCP as it applies to Rio Tinto Limited may be issued by Rio Tinto Limited, or Rio Tinto Limited may procure that Tinto Holdings Australia Pty Limited (THA) transfers existing shares to participants. Any necessary funds will be provided by Rio Tinto Limited or any appropriate Group company. If new shares are issued, the same percentage limits as described above will apply and in addition, to the extent applicable limits imposed

6   Rio Tinto 2004 Notice of annual general meeting

from time to time by Australian Securities and Investments Commission (“ASIC”) standard relief (currently five per cent in the previous five years, but subject to certain exceptions) will also apply. Shares issued will rank pari passu with existing shares on the date of allotment and application will be made for them to be admitted to the Official List of the Australian Stock Exchange Limited.

12	The initial Performance Condition – the committee proposes that the Performance Condition which will apply to the first operation of the MCCP will compare the Company’s TSR over a 4 year Performance Period with the TSR of a comparator group consisting of 15 other international mining companies over the same period. The relative position of the Company’s TSR will determine the percentage of the conditional award which will actually be received by participants, as follows:

Ranking out of 16	Percentage of target award to executive directors and product group chief executives

9th – 16th	0
8th	35
7th	51.25
6th	67.5
5th	83.75
4th	100
3rd	125
2nd	150
1st	150

Senior executives below director and product group chief executive level will also participate in the MCCP at appropriate levels of award.
The first Performance Period will run from 1 January 2004 to 31 December 2007. The outstanding cycles of the existing Mining Companies Comparative Plan will mature in the years up to 31 December 2006.
The list of comparator companies will be reviewed annually and will initially consist of:

Alcan Inc
Alcoa Inc
Anglo American plc
Barrick Gold Corporation
BHP Billiton
Freeport-McMoRan Copper & Gold Inc
Grupo Mexico S.A de C.V.
Inco Limited
Newmont Mining Corporation
Noranda Inc.
Phelps Dodge Corporation
Placer Dome Inc
Teck Cominco Limited WMC Resources Ltd Xstrata plc

Summary of the Share Option Plan 2004 (“the Plan”)

1	Eligibility – all senior employees of the Company and its subsidiaries, including executive directors, are eligible to participate in the Plan. Participants will be selected by the Remuneration committee (the “committee”) taking into account local competitive conditions.

2	Grant of options – options will be granted by the committee. Options will normally only be granted within 42 days of the announcement of the Company’s results for any period; however, the first grant of options will be made shortly after shareholders have approved the establishment of the Plan. Options are not pensionable; in addition they are not transferable and may only be exercised by the persons to whom they are granted.

3	Option price – the price at which options may be exercised will not be less than the market value of the shares on the date the options are granted (or, where shares are to be subscribed, the nominal value, if greater). Market value means the average of the share price over any period of five consecutive business days, the last day of which falls no earlier than five days before the date of grant, calculated in a manner consistent with London Stock Exchange practice for the UK form of the Plan and Australian Stock Exchange practice for the Australian form of the Plan.

4	Levels of employee participation – the number of shares over which options are granted to each employee will be determined by the committee according to prevailing market practice in the relevant country. The value of grants (calculated using the average share price during the previous calendar year) made to any participant in any year may not exceed 300 per cent of basic salary. There is no such limit in the existing plan.

5	Exercise of options – the exercise of options is subject to the satisfaction of a performance condition set by the committee (the “Performance Condition”). The Performance Condition which is to apply to the first options is described in paragraph 13 below, and the committee intends that the Performance Conditions which will apply to future options will be no less challenging. Options are normally exercisable, subject to the Performance Condition being satisfied, between the third and tenth anniversaries of their grant. However, the committee has the discretion to specify different periods of exercise at the time options are granted. Options may be satisfied either by the issue of new shares or treasury shares or the transfer of existing shares from the discretionary employee trust described in paragraph 11 of the MCCP summary, or, in the case of Rio Tinto Limited by the transfer of existing shares from THA as described in paragraph 11 of the MCCP summary, or if the committee consider that it would be desirable in particular circumstances, by the payment of an amount (in cash or shares) representing their inherent value.

6	Leaving the Group – special provisions apply to participants who leave the Group:

• If a participant dies, his personal representatives may exercise his option within one year of death;
• If a participant leaves the Group in specified circumstances, for example due to ill health, retirement, redundancy, or if the company or business for which he works ceases to be part of the Group, he may exercise his option, subject to satisfaction of the Performance Condition within one year of leaving the Group or one year of the date of final possible vesting, whichever is the later; and
• If a participant leaves the Group in other circumstances, he may not exercise any part of his option, unless the committee decides otherwise.

If the option has not been held for 12 months on the date the participant dies or leaves the Group in specified circumstances, only a proportion will be exercisable, and the balance will lapse.

7	Takeover – in the event of a takeover of the Company at any time, option holders may, subject to satisfaction of the Performance Condition measured at the date control is obtained exercise their options within six months. Alternatively options may be exchanged for new options over shares in the acquiring company (with that company’s agreement).

8	Issue of shares – ordinary shares issued on the exercise of options under the Plan will rank equally with shares of the same class in issue on the date of allotment except in respect of

Rio Tinto 2004 Notice of annual general meeting   7

rights arising by reference to a prior record date. Application will be made to the London Stock Exchange for admission to the Official List of shares allotted under the UK form of the SOP and the Australian Stock Exchange in respect of shares allotted under the Australian form of the SOP.

9	Plan limits – the Plan is subject to the following overall limits on the number of new shares which may be issued under it. The number of shares issued must not exceed the following percentages of the Company’s issued ordinary share capital:

• when aggregated with shares issued under any other employees’ share scheme operated by the Company: ten per cent in the previous ten years;

• when aggregated with shares issued under executive schemes, five per cent in the previous ten years.

In addition, for offers made in Australia to the extent applicable limits imposed from time to time by ASIC Standard relief (currently five per cent in the previous five years, but subject to certain exemptions) will also apply.

For the purposes of these limits options which lapse cease to count and shares transfered out of treasury in satisfaction of the exercise of options are treated as if they are newly issued shares.

10	Variation in share capital – in the event of a variation of the share capital of the Company, the committee has discretion to make such adjustments as are necessary to ensure that participants are not disadvantaged.

11	Amendments – the committee has wide discretion in the operation of the Plan including the power to amend the rules, except that prior shareholder approval is required in respect of the UK form of the Plan, for any such amendment relating to the basic structure of the Plan and in particular the limits on the number of shares which may be issued under it. Changes may be made to the Australian form of the SOP by the committee subject to compliance with any requirements imposed by the Corporations Act or the Australian Stock Exchange Listing Rules.

The net effect of any amendment to the rules must not prejudice the rights and entitlements of participants subsisting prior to the making of the amendment.
12	Termination – no options may be granted under the Plan after the tenth anniversary of its adoption or earlier if the committee terminates it.

13	The Performance Condition – the committee proposes that the Performance Condition will be different from the performance condition used for the existing plan, which is based in growth in earnings per share, and is subject to rolling re-testing. The committee proposes to graduate the Performance Condition, which will apply to the first grant of options under the Plan. Vesting of options granted under the Plan will be subject to Rio Tinto’s Total Shareholder Return (“TSR”) equaling or outperforming the HSBC Global Mining Index over a period of three consecutive years from the date of grant (the “Performance Period”). The committee retains discretion in satisfying itself that the TSR performance is a genuine reflection of underlying financial performance. If Rio Tinto’s three year TSR performance equals the index, then the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant will vest if Rio Tinto’s three year TSR is equal to or greater than the index plus five per cent per annum. Vesting is based on a sliding scale between these points and there is zero vesting for three year TSR performance less than the index. Grants made prior to 1 January 2007 which do not fully vest at the conclusion of the three year Performance Period will be subject to a single re-test against the Performance Condition five years after grant. Final vesting will be subject to Rio Tinto TSR equaling or outperforming the HSBC Global Mining Index as set out above but over five consecutive years from the date of grant. Options not vesting after the single retest will lapse. The committee has determined that options granted after 31 December 2006 will not be subject to any retest and will therefore lapse if they do not vest at the conclusion of the three year performance period.

14	Inland Revenue approval – A schedule to the Plan permits the grant of options which qualify for Inland Revenue approval. The terms of these options are the same as the terms of other options granted under the Plan, subject to minor differences required by the Inland Revenue.

8   Rio Tinto 2004 Notice of annual general meeting

Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press to ISO 14001 environmental standards.
The paper is manufactured to ISO 14001 environmental standards using fibres from sustainable sources and pulps which are totally chlorine free.
© Rio Tinto plc and Rio Tinto Limited.

2004